

S... ...S
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Washington, ... 20549



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MAR 0 1 2002

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SEC FILE NUMBER
8- 44397

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Direct Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1334 3rd Street Promenade Suite 200
(No. and Street)

Santa Monica (City) California (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clay Womack (310) 566-4500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clay Womack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Capital Securities, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 27 day of February, 2002

Notary Public

Signature

President
Title


MARK E. CHRISTIAN
Commission # 1291801
Notary Public - California
Los Angeles County
My Comm. Expires Jan 22, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Direct Capital Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Direct Capital Securities, Inc.

I have audited the accompanying statement of financial condition of Direct Capital Securities, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Direct Capital Securities, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
February 12, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Direct Capital Securities, Inc.
Statement of Financial Condition
As of December 31, 2001

Assets

Cash and cash equivalents	$ 8,757
Receivable from affiliate	317,675
Securities, not readily marketable	3,300
Goodwill, net of $152,443 accumulated amortization	385,629
Total assets	$ 715,361

Liabilities and Stockholder's Equity

Liabilities	
Income taxes payable	800
Total liabilities	800
Stockholder's equity	
Common Stock, $.01 value; 3,300 shares authorized; 1,500 shares outstanding	15
Additional paid-in capital	1,136,006
Accumulated deficit	(421,460)
Total stockholder's equity	714,561
Total liabilities and stockholder's equity	$ 715,361

The accompanying notes are an integral part of these financial statements.

Direct Capital Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2001

Revenues	
Research and consulting fees	$ 1,505,950
Interest income	9,526
Total revenues	1,515,476
Expenses	
Employee compensation and benefits	266,275
Commissions brokerage fees	1,373,155
Communications	5,218
Occupancy rental	15,059
Taxes, other than income taxes	15,961
Amortization	107,604
Other operating expenses	62,507
Total expenses	1,845,779
Income (loss) before income taxes	(330,303)
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$ (331,103)

The accompanying notes are an integral part of these financial statements.

Direct Capital Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2001	$ 15	$ 968,505	$ (90,357)	$ 878,163
Proceeds from additional paid-in capital	–	167,501	–	167,501
Net income (loss)	–	–	(331,103)	(331,103)
Balance, December 31, 2001	$ 15	$1,136,006	$ (421,460)	$ 714,561

The accompanying notes are an integral part of these financial statements.

Direct Capital Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:		
Net income (loss)		$ (331,103)
Adjustments to reconcile net income to net cash and cash equivalents used in operating activities:		
Amortization	$ 107,604	
(Increase) decrease in:		
Prepaid expenses	4,377	
(Decrease) increase in:		
Income taxes payable	800	
Total adjustments		112,781
Net cash and cash equivalents used in operating activities		(218,322)
Cash flows from investing activities:		
Net cash and cash equivalents provided by investing activities		–
Cash flows from financing activities:		
Affiliate transactions, net	(1,093,105)	
Proceeds from additional paid-in capital	167,501	
Net cash and cash equivalents used in financing activities		(925,604)
Net decrease in cash and cash equivalents		(1,143,926)
Cash and cash equivalents at beginning of year		1,152,683
Cash and cash equivalents at end of year		$ 8,757
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ –	
Income taxes	$ –	

The accompanying notes are an integral part of these financial statements.

Direct Capital Securities, Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Direct Capital Securities, Inc. (the "Company") was incorporated in the State of Delaware. The Company was originally incorporated under the name T.R. Winston Capital, Inc. on December 12, 1991. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investors Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of Direct Capital Markets.Com, Inc. (the Parent).

The Company and its subsidiaries are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Goodwill is being amortized on a straight-line basis over 60 months.

Service fee revenue includes fees arising from facilitating offerings in which the Company acts as an agent. Fees are recorded when earned.

Direct Capital Securities, Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, *Goodwill and Other Intangible Assets.* SFAS No. 141, effective June 30, 2001, requires that all business combinations initiated after June 30, 2001 to be accounted for under the purchase method of accounting. SFAS No. 141 also establishes how the purchase method is to be applied for business combinations completed after June 30, 2001. This guidance is similar to previous accounting principles generally accepted in the United States of America (GAAP), however, SFAS No. 141 establishes additional disclosure requirements for transactions requirements for transactions occurring after the effective date.

SFAS No. 142 eliminates amortization of goodwill associated with business combinations after June 30, 2001. During a transition period from July 1, 2001 through December 31, 2001, goodwill associated with business combinations completed prior to July 1, 2001 will continue to be amortized through the income statement. Effective January 1, 2002, all goodwill amortization expenses will cease and goodwill will be assessed (at least annually) for impairment at the reporting unit level by applying a fair-value-based test. The Company will adopt SFAS No. 142 on January 1, 2002. Goodwill existing as of June 30, 2001 will continue to be amortized through December 31, 2001.

Note 2: SECURITIES, NOT READILY MARKETABLE

The securities are valued at cost. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum.

Note 3: GOODWILL

Goodwill represents the unamortized cost of acquiring net assets in excess of the appraised value of such assets at the date of acquisition. The Company amortizes goodwill over five years using the straight-line method. Management evaluates goodwill impairment in accordance with GAAP. In management's opinion, no impairment exists at June 30, 2001.

Note 4: INCOME TAXES

The tax provision of $800 represents the minimum California tax. For Federal purposes, the current year loss results in an income tax benefit of approximately $49,500. The income tax benefit was reduced by a valuation allowance in the same amount, since management cannot determine if it is more likely than not that the asset will be realized. The losses can be carried forward for twenty years before the benefit expires.

Direct Capital Securities, Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 5: RECEIVABLE FROM AFFILIATE

The receivable from the affiliate are amounts due from the Parent. This amount is due on demand, is non-interest bearing, and for net capital purposes is a non-allowable asset.

Note 6: COMMITMENTS & CONTINGENCIES

The Company entered into a nineteen (19) month rental agreement commencing June 1, 2001. The Company was able to sublease the space. The subleasee pays the landlord directly. These financial statements do not reflect any rental income, nor rental expenses, At December 31, 2001, the remaining sums due under this lease is $42,511.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2001, the Company's net capital of $7,957 exceeded the minimum net capital requirement by $2,957; and the Company's ratio of aggregate indebtedness $800 to net capital was 0.10 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Direct Capital Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2001

Computation of net capital

Stockholder's equity		
Common stock	$ 15	
Additional paid-in capital	1,136,006	
Accumulated deficit	(421,460)	
Total stockholder's equity		$ 714,561
Less: Non-allowable assets		
Receivable from affiliated	(317,675)	
Goodwill, net	(385,629)	
Securities, not readily marketable	(3,300)	
Total non-allowable assets		(706,604)
Net capital before haircuts		7,957
Less: Adjustments to net capital	–	
Total adjustments to net capital		–
Net Capital		7,957

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 53	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 2,957
Ratio of aggregate indebtedness to net capital	0.10: 1	

There was a $700 difference between net capital shown here ($7,957) and net capital as reported on the Company's unaudited Form X-17A-5 ($8,657) report dated December 31, 2001. The majority of the difference is the $800 tax provision, decreasing income, and increasing liabilities.

See independent auditor's report.

Direct Capital Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2001

A computation of reserve requirements is not applicable to Direct Capital Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Direct Capital Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2001

Information relating to possession or control requirements is not applicable to Direct Capital Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Direct Capital Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Direct Capital Securities, Inc.

In planning and performing my audit of the financial statements of Direct Capital Securities, Inc. for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Direct Capital Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
February 12, 2002